[KWIAT LETTERHEAD]

[DATE]

Re: Certification of Expert Opinion re: LUXUS Argyle LLC, Series Golden Dahlia 02

We consent to the use in the Offering Statement, as it may be amended, and communication materials of our expert opinion regarding the characteristics and evaluation of the underlying asset of Series Golden Dahlia 02 of Luxus Argyle LLC.

If you have any questions or comments.

Best.

Greg Kwiat

CEO